

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE
Room 4561

July 12, 2007

Charles W. Fritz
Interim Chief Executive Officer and Chairman
NeoMedia Technologies, Inc.
2201 Second Street, Suite 600
Fort Meyers, Florida 33901

Re: NeoMedia Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed June 11, 2007
File No. 333-137227

Dear Mr. Fritz:

We have reviewed your amended registration statement and have the following comments.

Form S-3/A

General

1.   Please ensure that you check the box on the cover of the registration statement confirming that you intend to rely on Rule 415 for the continuous offering of the securities being registered.

2.   Please refer to prior comment 2 from our letter dated February 6, 2007. We note your reference to the 4.99% ownership cap applicable to Cornell under the terms of the convertible securities described in the registration statement. However, the applicability of such provisions to your analysis of whether Cornell meets the definition of an underwriter is unclear given the disclosure in the prospectus that such caps were waived upon your default under the Investor Rights Agreements entered into with regards to the sale of such securities. We also note from your response that you have reduced the number of shares being registered on behalf of Cornell Capital Partners to 263 million shares, which you state is less than 30% of the Company's current number of issued and outstanding shares of common stock held by non-affiliates. However, the calculations used as a basis for such statement are unclear. In this regard, we note that 891,400,239 shares were outstanding as of May 29, 2007, and the shares being offered on behalf of Cornell

are equal to 29.5% of this amount. It appears that you have also included restricted shares issued during the pendency of this registration statement to people that are selling stockholders. It does not appear to be appropriate to include such restricted shares issued after the filing of this registration statement in your calculation of the Company's public float. Please provide us a revised analysis regarding the calculation of percentage of shares being registered on behalf of Cornell Capital and its affiliates.

3.   We note that as part of your March 27, 2007, private placement to Cornell Capital Partners you entered into several agreements, including a Master Amendment Agreement. Please tell us the impact of these agreements on the terms, rights and privileges of the securities held by Cornell and your various other agreements entered into with Cornell prior to the March 2007 transaction.

<u>Selling Stockholders, page 21</u>

4.   It does not appear that your selling stockholder table on page 22 has been updated to provide all the information required by Item 507 of Regulation S-K. Specifically, we note your disclosure on pages 2, 26, and 28 that the 4.99% ownership cap applicable to Cornell Capital Partners has been terminated and/or waived because you are in default of your Investors Rights Agreements associated with the convertible securities described in this registration statement. Therefore, it appears that all shares beneficially owned by Cornell, both before and subsequent to this offering, should be included in the table (and footnote (2) revised accordingly). Also, it appears that   several selling stockholders will continue to own greater 1% of your outstanding common stock upon completion of this offering (e.g., GZ Paul Partners BV, Apax Europe IV, Argo II, and Nokia Ventures). Please revise to include all information required by Item 507.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your period report within 10 days of the date of this letter or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (305) 358-7095
        Clayton E. Parker, Esq.
        Ronnie Haligman, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Phone: (305) 539-3306